October 6, 2008

Song P. Brandon, Esq.

Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Schedule 14D-9 filed on September 22, 2008 by Nevada Chemicals, Inc.
(File No. 005-40254)

Dear Mr. Brandon:

On behalf of Nevada Chemicals, Inc. (“Nevada Chemicals”), we submit this letter in response to your September 30, 2008 comment letter (the “Comment Letter”) relating to the Schedule 14D-9 filed by Nevada Chemicals with the Securities and Exchange Commission (the “Commission”)  on September 22, 2008, as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on September 26, 2008 (as so amended, the “Schedule 14D-9”).

Set forth below are Nevada Chemicals’ responses to the comments raised by the staff of the Commission (the “Staff”) in the Comment Letter. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used herein have the meanings assigned to such terms in the Schedule 14D-9.

Concurrently with the filing of this letter, we are filing an Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) that reflects our responses to the Staff’s comments.

Schedule 14D-9

Item 4. The Solicitations or Recommendation, page 8

1.              We note your disclosure in the introductory paragraph on page 12 that the board considered a “number of factors” in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board’s decision to recommend that the security holders accept Calypso Acquisition’s offer.

Response: We have amended the introductory paragraph to read as follows:

In reaching their recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered the following factors:

The Board’s decision was based on its review of the listed factors and the conclusion of each of the directors that the transaction is in the best interest of Nevada Chemicals and its stockholders. We have added the following additional disclosure regarding the focus of the Board’s discussion and have amended the following paragraph in the disclosure as follows:

In considering the foregoing factors, the discussion of the Company Board focused on the following: (i) the peer group and precedent merger and acquisition transaction analysis presented by the Company’s Financial Advisor reflecting an EBITDA multiple for the Company which exceeded the peer group and merger and acquisition multiples, especially when adjusted for the non-controlling interest in Cyanco held by the Company and the lack of marketability discount (see discussion under “Peer Group Analysis” and “Precedent Merger and Acquisition Transactions” on pages 20 and 21); (ii) historical trading prices for the Company’s stock and the liquidity in the trading market for the shares; (iii) the capital expenditure, permitting and timing requirements associated with the expansion of Cyanco’s facilities necessary to meet its production commitments; (iv)  the dependence of Cyanco on mining activity in the freight-logical western United States region, which is influenced by the price of gold and discoveries of new gold deposits and the economic exhaustion of existing deposits; (v) the opportunities for further growth for Cyanco, especially considering its high market share in its current marketing region; (vi) the uniqueness of the business and operations of Cyanco and the limited number of potential interested buyers; (vii) political and environmental opposition to sodium cyanide and mining in general; and (viii) the potential for the development of new technologies to replace the processes currently using sodium cyanide.

Based on its review and discussion of the foregoing factors, the Company Board believes that the benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and that the transaction is in the best interest of the Company and its stockholders and, for that reason, recommends that the stockholders accept the Offer and, to the extent necessary, approve the Merger and the Merger Agreement. In analyzing the Offer and the Merger, the Company’s management and the Company Board were assisted and advised by representatives of the Company’s Financial Advisors and the Company’s legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

2.              The last paragraph in the Recommendation section of page 15 provides that “[t]he foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive.”  This language is inconsistent with the requirements of Item 1012(b) of Regulation M-A, which requires you disclose all of the reasons for the Board’s recommendation. Please expand your discussion to describe all factors and reasons upon which the Board’s decision was based.

Response: We have deleted the referenced sentence. In addition, please see the response to Comment 1 with respect to additional disclosure concerning the factors considered and the reasons for the Board’s determination.

Nevada Chemicals certifies to the Commission that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (801) 532-7840.

Very truly yours,
Parr Waddoups Brown Gee & Loveless

/s/ Keith L. Pope

Enclosures